

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Vaughn R. Cook
Chief Executive Officer
ZYTO Corp
387 South 520 West, Suite 200
Lindon, Utah 84042

   Re: ZYTO Corp
     Registration Statement on Form 10-12G
     Filed November 3, 2010
     File No. 000-54170

Dear Dr. Cook:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Amanda Ravitz
        Assistant Director

cc (via fax): Dave Evans, Esq.— Kirton & McConkie, PC